EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2015		Years Ended December 31,
(dollars in thousands)			2014		2013	2012	2011	2010
Ratio 1 – Including interest on deposits
Earnings:
Income (loss) from continuing operations before income taxes	$267,832		302,559		252,628	31,477	(59,532)	(849,170)
Fixed charges excluding preferred stock dividends and accretion	93,964		117,001		126,379	158,225	225,938	342,675
Total	$361,796		419,560		379,007	189,702	166,406	(506,495)
Fixed charges:
Interest on deposits	48,858		55,179		64,392	95,749	173,885	288,327
Interest on short-term borrowings	134		220		324	614	1,063	1,921
Interest on long-term debt	39,457		54,009		54,106	53,659	42,654	44,000
Portion of rents representative of the interest factor (1/3) of expense	5,514		7,593		7,557	8,203	8,336	8,426
Preferred stock dividends and accretion	7,678		10,238		40,830	58,703	58,088	57,510
Total fixed charges including preferred stock dividends and accretion	$101,641		127,239		167,209	216,928	284,026	400,184
Ratio of earnings to fixed charges	3.56	x	3.30	x	2.27x	0.87x	0.59x	nm
Ratio 2 – Excluding interest on deposits
Earnings:
Income (loss) from continuing operations before income taxes	$267,832		302,559		252,628	31,477	(59,532)	(849,170)
Fixed charges excluding preferred stock dividends and accretion	45,105		61,822		61,987	62,475	52,053	54,347
Total	$312,937		364,381		314,615	93,952	(7,479)	(794,823)
Fixed charges:
Interest on short-term borrowings	134		220		324	614	1,063	1,921
Interest on long-term debt	39,457		54,009		54,106	53,659	42,654	44,000
Portion of rents representative of the interest factor (1/3) of expense	5,514		7,593		7,557	8,203	8,337	8,426
Preferred stock dividends and accretion	7,678		10,238		40,830	58,703	58,088	57,510
Total fixed charges including preferred stock dividends and accretion	$52,783		72,060		102,817	121,179	110,142	111,857
Ratio of earnings to fixed charges	5.93	x	5.06	x	3.06x	0.78x	nm	nm